CORPACQ GROUP PLC

CorpAcq House, 1 Goose Green

Altrincham, United Kingdom WA14 1DW

VIA EDGAR

December 26, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	CorpAcq Group Plc Registration Statement on Form F-4 Filed November 17, 2023

CIK No.: 0001987867

Dear Ms. Rivera:

CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 14, 2023 (the “Comment Letter”), regarding the Company’s Registration Statement on Form F-4 filed with the Commission on November 17, 2023 (the “Registration Statement”). Concurrently with the transmission of this letter, we are publicly filing Amendment No. 1 to the Company’s Registration Statement with the Commission through EDGAR (the “Amendment”), which includes changes intended to respond to certain comments included in the Comment Letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amendment.

Registration Statement on Form F-4, filed November 17, 2023

Cover Page

1.	Under Explanatory Note, please include the information required by Item 501 of Regulation S-K, such as the title and amount of the securities offered, the market for the securities, and a cross-reference to the risk factors section, including the page number where it appears in the prospectus.

Response: The Company has revised the disclosure on pages i and v of the Amendment to address this comment.

2.	Please note that a letter to security holders in a proxy statement/prospectus also serves as prospectus cover page and, therefore, is subject to the plain English rules. Revise to simplify your explanation of the steps of the transaction, which may be detailed later in the filing, and avoid complex information copied directly from legal documents without a clear and concise explanation of the provisions. See Rule 421(d) of Regulation C. Make similar revisions under the Explanatory Note, Questions and Answers, and Summary of the Proxy Statement/Prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Explanatory Note, Letter to Stockholders and Warrant Holders of Churchill Capital Corp VII (beginning page vi), Questions and Answers (beginning page 14), and Summary of the Proxy Statement/Prospectus (beginning page 42) of the Amendment to address this comment.

U.S. Securities & Exchange Commission

December 26, 2023

3.	We note your references to “certain capital raising transactions (whether debt, equity or otherwise) consummated following the date of the Merger Agreement through and including the day that is 30 days following the Closing.” Please describe these transactions in greater detail, including how much the Sponsor plans to raise. Describe the use of proceeds from the capital you expect to raise within 30 days after the Closing. If applicable, highlight material differences in the terms and price of securities issued at the time of the Churchill IPO as compared to private placements contemplated at the time of the business combination. Disclose if Churchill's sponsors, directors, officers or their affiliates will participate in the capital raising transactions. Also discuss the key terms of any convertible securities and disclose the potential impact of those securities on nonredeeming shareholders. If applicable, describe these transactions under Interests of Certain Persons in the Business Combination, Beneficial Ownership of Post-Combination Company Securities, Impact of the Business Combination on Public Float, and other disclosure relating to dilution throughout the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Explanatory Note and on pages viii-x, xviii-xix, 20-25, 43-47 and 156-58 of the Amendment to clarify that the Retirement Founder Shares, BermudaCo Redeemable Shares, Closing Seller Cash Consideration, the Closing Seller Share Consideration and Earnout Shares are calculated in respect of cash and cash equivalents delivered by Churchill (including amounts in the Trust Account and certain amounts delivered or committed to Churchill Capital Corp VII ("Churchill"), CorpAcq Holdings Limited (together with its subsidiaries, "CorpAcq"), the Company or any of their respective subsidiaries in connection with certain types of qualifying capital raising transactions (whether debt, equity or otherwise) consummated following the date of the Merger Agreement through and including the day that is 30 days following the Closing. The amended disclosure also clarifies that other than the refinancing of the Facility (that is being negotiated by CorpAcq), there are currently no other planned capital raising transactions. As a result, other than funds in the Trust Account (net of any Churchill Stockholder Redemptions), no such additional cash or cash equivalents is anticipated to be delivered or committed to Churchill, CorpAcq, the Company or any of their respective subsidiaries that would impact the calculation of the Retirement Founder Shares, BermudaCo Redeemable Shares, Closing Seller Cash Consideration, Closing Seller Share Consideration or Earnout Shares.

The Company has included disclosure on pages 24-25 of the Amendment to specify any funds raised in any capital raising transactions will be used for general corporate purposes, including to ensure there is sufficient cash on the Company's balance sheet to support its overall business strategy and acquisition objectives. However, because no capital raising transactions are planned other than the refinancing of the Facility (that is being negotiated by CorpAcq), the Company has not included any disclosure as to material differences in in the terms and price of securities issued at the time of the Churchill IPO, key terms of convertible securities, potential impact to nonredeeming shareholders and whether Churchill’s sponsors, directors officers or their affiliates will participate in any such capital raising transactions.

4.	With respect to the Sponsor’s transfer of its remaining Founder Shares to BermudaCo in exchange for BermudaCo Redeemable Shares (or other authorized share capital) equal to the number of Founder Shares attributable to the Delivered Capital Amount and the Estimated Delayed Financing Amount, please disclose or provide an estimate of the number of CorpAcq shares underlying the Redeemable Shares (or other authorized share capital) that will be or is expected to be issued to the Sponsor. Describe these transactions under Interests of Certain Persons in the Business Combination, Beneficial Ownership of Post-Combination Company Securities, Impact of the Business Combination on Public Float, and other disclosure relating to dilution throughout the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Explanatory Note and on pages 28-29, 58, 117-18, 160-62, 186, and 342-48 of the Amendment to address this comment.

U.S. Securities & Exchange Commission

December 26, 2023

5.	Please disclose the subscription price for the B Share Subscription.

Response: The Company respectfully acknowledges the Staff’s comment has revised the disclosure on the pages iii, ix, xix, 22, 45, 155 and 200 of the Amendment to address this comment.

6.	Please discuss the purpose for the creation of Polaris Bermuda Limited in connection with the business combination, including the purpose of the Exchange Right pursuant to the BermudaCo Bye-laws and the Back to Back Share Issuance Agreement. Also clarify why the Back to Back Share Issuance Agreement may constitute a derivative contract within the United Kingdom derivative contracts tax regime and quantify the potential tax charges that may arise in BermudaCo and/or PubCo in this regard.

Response: With respect to the Staff's comment regarding the purpose of Polaris Bermuda Limited, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Explanatory Note and on pages ii, viii, xvii, 20, 42 and 44 of the Amendment to clarify that (i) the Post-Combination Company will be organized in an “Up-C” structure in which the business of CorpAcq and its subsidiaries and the Surviving Corporation will be held directly or indirectly by BermudaCo and (ii) consistent with other “Up-C” structures, the holder of BermudaCo Redeemable Shares will be entitled to cause BermudaCo to exchange such BermudaCo Redeemable Shares for, at the option of BermudaCo, cash or Post-Combination Company Ordinary A1 Shares, which rights are provided for in the BermudaCo Bye-laws and the Back to Back Share Issuance Agreement.

With respect to the Staff's comment regarding the Back to Back Share Issuance Agreement (the "Back-to-Back Agreement") and why it may constitute a derivative contract within the United Kingdom derivative contracts tax regime and quantifying the potential tax charges that may arise in BermudaCo and/or PubCo in this regard, the Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

General comment

In order to be a derivative contract within the United Kingdom derivative contracts tax regime, the Back-to-Back Agreement:-

•	has to be either an option, a future, or a contract for differences;
•	broadly be treated as a derivative for accounting purposes; and
•	not be excluded from the rules due to its subject matter.

As disclosed under “Related Agreements—Back to Back Share Issuance Agreement,” the Back-to-Back Agreement obligates PubCo to issue Post-Combination Company Ordinary A1 Shares to the exchanging holders of the BermudaCo Redeemable Shares upon notice from BermudaCo and gives BermudaCo the contractual rights it needs as against PubCo in order to satisfy its obligation to deliver Post-Combination Company Ordinary A1 Shares in PubCo to exchanging holders, where BermudaCo elects to satisfy those redemptions with such shares instead of cash.

U.S. Securities & Exchange Commission

December 26, 2023

Is the Back-to-Back Agreement an option, a future, or a contract for differences?

As regards the first condition, the Back-to-Back Agreement is not a future or a contract for differences.

It is not a future because it is not a contract for the sale of property under which delivery is to be made at a future date agreed when the contract is made and at a price so agreed.

It is also not a contract for differences as it is not a contract the purpose or pretended purpose of which is to make a profit or avoid a loss by reference to fluctuations in (i) the value or price of property described in the contract, or (ii) an index or other factor designated in the contract.

Consequently, the only way the Back-to-Back Agreement could be a derivative contract is if it is an option.  Arguably, it might be said that it is not an option because BermudaCo has the right to cash settle the arrangement so that the holder of BermudaCo Redeemable Shares does not have the absolute right (so as to be an option) to be delivered Post-Combination Company Ordinary A1 Shares on redeeming its BermudaCo Redeemable Shares.

In certain circumstances, for example with the income tax treatment of employee share options, HM Revenue & Customs (“HMRC”) can treat the discretion of an employer to settle an option in cash as meaning there is no right to receive shares for the employee and so no option (see HMRC’s Employment Related Securities Manual paragraph 110025).

https://www.gov.uk/hmrc-internal-manuals/employment-related-securities/ersm110025

Having said that, in a different context (namely the UK’s capital gains tax rules, also in a case related to employee share options), a UK court determined that there was no discernible reason for it to exclude from the ambit of a statute’s provisions which dealt with options, options that were capable of being settled in cash at the discretion of the (employer) grantor.

https://www.gov.uk/tax-and-chancery-tribunal-decisions/stephen-davies-v-the-commissioners-for-hm-revenue-and-customs-2018-ukut-0130-tcc

Consequently, it is not free from doubt whether in the context of the UK’s derivative contract rules a UK court would prima facie treat the Back-to-Back Agreement as an option or not (before considering its accounting treatment and the application of any exclusions).

Would the Back-to-Back Agreement be treated as a derivative for accounting purposes?

As regards the second condition, that is, whether the Back-to-Back Agreement would be treated as a derivative for accounting purposes for either BermudaCo or PubCo, this will generally depend on a number of factors, including the consideration which PubCo receives from BermudaCo under the Back-to-Back Agreement for issuing its Post-Combination Company Ordinary A1 Shares to holders of BermudaCo Redeemable Shares.  Section 2.2(b) of the Back-to-Back Agreement requires BermudaCo to pay PubCo, for each Post-Combination Company Ordinary A1 Share issued by PubCo, (i) $0.001 per Post-Combination Company Ordinary A1 Share or (ii) at the joint election of PubCo and BermudaCo, an equivalent amount in such other form of consideration that qualifies as “cash consideration” for the purposes of Section 593 of the UK Companies Act 2006.  Where that consideration is cash, the view is that the Back-to-Back Agreement is unlikely to be accounted for as a derivative, whereas if such other form of consideration were to be a loan note convertible into cash then there is more risk, though one assumes that if it were convertible into cash on demand, and so effectively cash, that risk ought to be less.  And where the Back-to-Back Agreement is not accounted for as a derivative, the view is that PubCo would not recognize it at all for accounting purposes and BermudaCo would treat it as a financial liability.

U.S. Securities & Exchange Commission

December 26, 2023

Do any exclusions apply?

Even if the Back-to-Back Agreement was an option for legal purposes and treated as a derivative for accounting purposes, it is still possible that an exclusion could apply so that the Back-to-Back Agreement was not taxed under the UK’s derivative contracts rules.

The most obvious potentially applicable exclusion in this case (which is only applicable to BermudaCo) is that the Back-to-Back Agreement would deliver BermudaCo a “substantial shareholding” in PubCo, being:

•	a holding of not less than 10% of PubCo’s ordinary share capital (PubCo’s Ordinary A1 Shares would constitute “ordinary share capital” for these purposes);
•	a beneficial entitlement to not less than 10% of the profits available for distribution to equity holders of the company; and
•	a beneficial entitlement on a winding up to not less than 10% of the assets of the company available for distribution to equity holders.

A holding of 10% of PubCo’s Ordinary A1 Shares should satisfy this test.  Whether a holder of BermudaCo Redeemable Shares (e.g. the Sponsor) would be delivered such rights under the Back-to-Back Agreement where BermudaCo elects to satisfy their redemption with Post-Combination Company Ordinary A1 Shares ultimately likely depends on where their level of shareholdings in BermudaCo fall on Closing and the extent to which those shareholdings subsequently vest (where applicable). Based on the Sponsor’s expected level of ownership of BermudaCo Redeemable Shares, and assuming that the BermudaCo Series B-2 Shares and BermudaCo Series B-3 Shares vest in full prior to any redemption, and assuming no other changes to PubCo’s ordinary share capital prior to a redemption of BermudaCo Redeemable Shares, in each of the No Redemption Scenario, $500 Million in Trust Redemption Scenario and Contractual Maximum Redemption Scenario the Sponsor should hold 10% or more of PubCo’s Ordinary A1 Shares following a redemption of all of its BermudaCo Redeemable Shares where BermudaCo does not satisfy that redemption in cash.

What are the potential tax charges that may arise in BermudaCo and/or PubCo in this regard?

If the Back-to-Back Agreement were an option for legal purposes and treated as a derivative for accounting purposes and no exclusion applied, then its tax treatment would broadly follow its accounting treatment with a fair value accounting method applied to determine any profit or loss made in respect of the contract in an accounting period.  As that is an ongoing, per accounting period, process and dependent on fair value accounting it is not currently possible as a general matter, to quantify the potential tax charges (if any) that may arise in BermudaCo and/or PubCo in this regard.  In certain circumstances, it may be possible to reduce or eliminate any such tax charges (or the taxable profits related thereto), including by way of UK corporation tax group relief.

Conclusion

The Company respectfully submits to the Staff that, as a result of the above, the Company has indicated in the Registration Statement that the Back-to-Back Agreement may constitute a derivative contract under the UK’s derivative contract rules and has not quantified any potential liabilities in that regard.  Effectively, there are currently too many open points within the conditions to bring one into the regime in order to provide a more definitive response on this.

7.	Please describe the purpose for the valuation report pursuant to section 593 of the UK Companies Act 2006 in respect of the consideration to be received by PubCo for the issuance of Post-Combination Company Class C-1 Shares and the Post-Combination Company Class C-2 Shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Explanatory Note and on pages iv, x, xx, 23, and 202 of the Amendment to address this comment.

U.S. Securities & Exchange Commission

December 26, 2023

8.	Please quantify the aggregate amount of cash expected at the Closing and clarify how the Closing Seller Consideration will be determined. Explain the uses for Closing Seller Consideration, including the I/C CorpAcq Interest Loan.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the Explanatory Note and on pages ii, iii, vii, viii, ix, x, xvii, xviii, xix, 20-25, 33, 35, 44-47, 156-158, and 200-202 of the Amendment to address this comment.

9.	Please clarify the Sponsor earnout terms, including the maximum amount of the earnout. Describe these transactions under Interests of Certain Persons in the Business Combination, Beneficial Ownership of Post-Combination Company Securities, Impact of the Business Combination on Public Float, and other disclosure relating to dilution throughout the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 28-29, 45-46, 58-60, 117-18, 160-62, 186, 222-23, 314-15, 322-23 of the Amendment to clarify that the Exchangeable Units to be received by the Sponsor in connection with the Founder Share Contribution and B Share Subscription include Exchangeable Units consisting of Post-Combination Company B Shares paired with (i) BermudaCo Series B-1 Shares, which will be vested or (ii) BermudaCo Series B-2 Shares or BermudaCo Series B-3 Shares, each of which will be unvested upon issuance, and subject to vesting at such time as the closing price per share of the Post-Combination Company Ordinary A1 Shares exceeds $11.50 or $15.00, as applicable, for five trading days within any 180 consecutive trading day period on or before the date that is five years after the Closing Date, or otherwise pursuant to the Sponsor Agreement.

10.	Please briefly describe the CorpAcq Preferred Redemption and the Drag Along transactions with cross-references to a more detailed discussion.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages i, ii, vii, viii, xvii, xviii, 14-15, 19, 43, 157, and 202-203 of the Amendment to address this comment.

The Company respectfully advises the Staff that each of the CorpAcq Preferred Redemption and Drag Along transactions are included within the Business Combination perimeter to procure the transfer of the entire issued share capital of CorpAcq Holdings Limited to CorpAcq Group Plc. In particular:

•	There are currently preference shares issued by CorpAcq to certain of its shareholders and which provide certain economic rights to those shareholders. Upon the consummation of the Business Combination, those CorpAcq Preferred Shares are due to be redeemed in full by CorpAcq under the CorpAcq Articles. To comply with those requirements and to redeem those CorpAcq Preferred Shares, it is intended that the CorpAcq Redemption Amount, once received by PubCo, will be paid down to CorpAcq by way of the Intragroup Recapitalization such that CorpAcq has sufficient distributable reserves of an amount equal to at least that required to undertake the CorpAcq Preferred Redemption in full. As a matter of English law, the CorpAcq Preferred Redemption may only be undertaken to the extent that CorpAcq has sufficient distributable reserves for such purpose. In addition, in connection with the Closing and promptly following the CorpAcq Preferred Redemption, CorpAcq and the relevant CorpAcq seller shall take such actions as may be required to exercise a Drag Along Sale and to effect the Drag Along Sale. This is further summarized at pages i, ii, v, xvi, 14-15, 19, 43, 157 and 202-03 of the Amendment.

•	To the extent that one or more existing shareholders of CorpAcq do not enter into the Merger Agreement and agree to dispose of its existing shares in CorpAcq to PubCo, the Drag Along Sale will be required in order to ensure the transfer of the entirety of the share capital of CorpAcq to PubCo. The Drag Along Sale may be triggered by Orange UK Holdings Limited under the CorpAcq Articles as a holder of the majority of the A1 shares in the capital of CorpAcq. This is further summarized at pages i, ii, vi, xvi, 14-15, 19, 43, 157, and 202-03 of the Amendment.

U.S. Securities & Exchange Commission

December 26, 2023

11.	Throughout the front part of the filing, as applicable, please briefly describe the “certain provisions” in the Post-Combination Articles that stockholders are being asked to vote on in the proposal.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages iv and 17 of the Amendment to address this comment.

Industry and Market Data, page 2

12.	Please revise the language in this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 2 of the Amendment to address this comment.

Questions and Answers

What revenues and profits/losses has CorpAcq generated in the last two years?, page 18

13.	Please disclose CorpAcq’s losses for the fiscal year ended December 31, 2022 and for the six months ended June 30, 2023. Also disclose that CorpAcq’s auditors have issued a going concern opinion and that CorpAcq is required to make a balloon payment of £120 million on June 15, 2024, in accordance with CorpAcq’s £200 million facility. As stated in the notes to the financial statements, disclose that based on CorpAcq’s forecasts, CorpAcq does not expect it will be able to make the balloon payment using cash on hand and cash available from other undrawn bank facilities without refinancing the facility. Make similar disclosures under the Risk Factor Summary starting on page 56.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 19, 66, and 76 of the Amendment to address this comment.

Will Churchill or CorpAcq raise new financing in connection with the Business Combination?, page 22

14.	Please clarify your disclosure with respect to new financing. Describe whether the new credit facility is different than the £200 million facility agreement with Alcentra that CorpAcq plans to refinance prior to the business combination. Disclose the amount the Sponsor estimates it will need to raise to satisfy the closing condition. Also disclose your estimate of the amount necessary to be raised following the closing and the use of proceeds for such capital raising transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24-25 of the Amendment to reflect this comment.

What conditions must be satisfied to complete the Business Combination?, page 22

U.S. Securities & Exchange Commission

December 26, 2023

15.	Please disclose all material conditions that must be satisfied to complete the Business Combination.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 24 of the Amendment to address this comment.

What is the amount of net cash per share of Churchill's Class A Common Stock that is . . . , page 24

16.	We note that you disclose the estimated net cash per share under a no redemption and contractual maximum redemption scenario. Revise your disclosure to include a sensitivity analysis showing an interim redemption level. Provide similar disclosure under Impact of the Business Combination on Public Float.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25-29, 47, 58-59, 117-18, 122-23, 158-62, 186-90 and 342-48 of the Amendment to address this comment.

What are the U.S. federal income tax consequences of exercising my redemption rights?, page 26

17.	Please clearly state the tax consequences to security holders electing to redeem their shares and to security holders electing not to have their shares redeemed if the merger is completed. We note your discussion on page 213 that the exchange of Churchill Securities for Post-Combination Company Securities pursuant to the merger is expected to be taxable for U.S. holders pursuant to Section 367(a) of the Code.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully notes to the Staff that the Company has provided a discussion of the tax consequences relating to redemption of Churchill Class A Common Stock on pages 64 and 226-36 of the Amendment, and has also provided going forward considerations with respect to a U.S. Holder of Churchill Class A Common Stock that does not elect to have its shares redeemed on pages 229 and 230 of the Amendment. The Company respectfully notes to the Staff that Churchill Securities (other than stock) are not subject to redemption rights; if a Holder of Churchill Class A Common Stock redeems its Churchill Class A Common Stock, the Churchill Securities that it holds, if any, would remain outstanding and be subject to the aforementioned discussion on pages 228 and 229 of the Amendment.

What happens if the Business Combination is not consummated?, page 32

18.	Please disclose the material termination provisions in the merger agreement. Also disclose whether Churchill currently expects to hold a special meeting to extend the period for which Churchill can complete the business combination. If Churchill expects to hold a special meeting, disclose that stockholders will have the opportunity to redeem their shares in connection with such meeting.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on (i) pages 35-37 of the Amendment to reflect the disclosure of the material termination provisions in the merger agreement, and (ii) pages xiii, 15, 143, 145, 171-72 and 243 of the Amendment to disclose Churchill’s plans with respect to the Extension Special Meeting.

U.S. Securities & Exchange Commission

December 26, 2023

Summary of the Proxy Statement/Prospectus, page 38

19.	Please provide an organizational chart depicting the pre- and post-business combination structure and the relationships between the various entities discussed in your registration statement. Also identify the entities or group of security holders and their beneficial ownership of the securities held in each such entity

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 48-51 of the Amendment to address this comment.

The Parties to the Business Combination, page 38

20.	Please describe BermudaCo and its purpose.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42-43 of the Amendment to reflect this comment.

Risk Factors, page 61

21.	Please revise your risk factors to disclose the information investors need to assess the magnitude of the risk. For example:

•      Under “The acquisitions and investments CorpAcq conducts . . .,” quantify the outstanding contingent considerations and put options to the sellers of the acquisition targets.

•      Under “Following the Business Combination, the Post-Combination Company will be a holding company . . .,” disclose the number of subsidiaries that are subject to the risks in the bullet points.

•     Under “CorpAcq and its subsidiaries are subject to risks relating to increased prices of raw materials and disrupted supply chains . . .,” disclose the specific risks to material subsidiaries.

•     Under “CorpAcq’s subsidiaries are or may become dependent on individual customer relationships . . .,” identify the subsidiaries and provide more detail regarding the type of customers, products and services to which you refer.

•     Under “Potential divestments of CorpAcq’s subsidiaries may give rise to CorpAcq becoming subject to additional risks . .. .,” describe recent material divestments and the associated risks.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 73-74, 77, 81, 82, and 83 of the Amendment to address this comment.

22.	To the extent any of CorpAcq’s subsidiaries are exposed to material risks associated with the United Kingdom's withdrawal from the European Union, please add risk factor disclosure. Also disclose whether the Churchill board considered this potential risk.

Response: With respect to the Staff's comment regarding CorpAcq's subsidiaries and whether they are exposed to material risks associated with the United Kingdom's withdrawal from the European Union, the Company has considered the Staff's comment and has determined that no additional changes to the Amendment are needed because CorpAcq is not aware of any of its subsidiaries being exposed to material risks associated with the United Kingdom's withdrawal from the European Union over and above the general risks that the United Kingdom market is exposed to in general.

With respect to the Staff’s comment on whether the Churchill board considered this potential risk, the Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 53 and 174 of the Amendment to disclose that the Churchill Board considered the potential impact of CorpAcq’s exposure to general economic conditions in the United Kingdom and the impact of Brexit and CorpAcq’s longer-term strategy to mitigate such risks.

U.S. Securities & Exchange Commission

December 26, 2023

23.	We note your risk factor disclosure on page 66 regarding CorpAcq's going concern determination and its efforts to refinance its existing debt. Please discuss the risk to investors resulting from the post-business combination company having to make the £120 million balloon payment due in 2024. We note your disclosure on page 273 that, if necessary, CorpAcq expects that the cash proceeds from the business combination would also contribute to provide sufficient liquidity to enable CorpAcq to make the balloon payment.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 76 of the Amendment to address this comment.

CorpAcq has identified material weaknesses in its internal control over financial reporting, page 87

24.	Please disclose when CorpAcq expects to remediate its material weaknesses in its internal control over financial reporting.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 98 of the Amendment to address this comment.

25.	We note your disclosure here and on page 282 that your independent registered public accounting firm conducted a review of CorpAcq financial statements as of and for the six months ended June 30, 2023. Please tell us what consideration you gave to including a review report and acknowledgement letter from your auditor. Reference is made to Article 10 of Regulation S-X and Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment and has revised the Amendment on pages 98 and 303 to address this comment.

The Post-Combination Company may qualify as an 'emerging growth company' . . ., page 89

26.	We note your disclosure here and on page 281 that should you qualify as an emerging growth company, you intend to avail yourself of the option under Section 102(b)(1) of the JOBS Act to defer the adoption of new or revised financial accounting standards until such standards apply to private companies. Please note that this option only applies to registrants whose financial statements are prepared in accordance with U.S. GAAP, and therefore excludes financial statements prepared in accordance with IFRS as issued by the IASB. Please revise your disclosures accordingly.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 100 and 303 of the Amendment to address this comment.

The Business Combination

Background of the Business Combination, page 148

27.	We note that on January 20, 2023, Archimedes indicated that CorpAcq could have an enterprise value 10 times its 2022 Adjusted EBITDA. Please discuss the basis for this valuation and disclose the set of comparable companies that the Churchill Board evaluated in determining that CorpAcq has an attractive valuation for purposes of recommending the business combination, if different from the list of selected publicly traded companies discussed in the opinion from Duff & Phelps. In addition, please clarify whether this enterprise value was subject to any negotiations between the parties.

Response: The Company respectfully acknowledges the Staff's comment and has revised (i) the disclosure on page 164 of the Amendment to clarify that no negotiations occurred with respect to the enterprise value of 10 times CorpAcq 2022 Run Rate Adjusted EBITDA, equal to £1.07 billion, prior to the inclusion in the LOI of a £1.07 billion enterprise value. The Company respectfully advises the Staff that following the execution of the LOI there were no additional negotiations on enterprise value until the negotiations starting from June 8, 2023 disclosed on pages 167-70 of the Amendment.

The Company has additionally revised the disclosure on page 170 of the Amendment to disclose the set of comparable companies that the Churchill Board evaluated in determining that CorpAcq has an attractive valuation for purposes of recommending the Business Combination.

Certain Financial Projections Provided to Churchill Board, page 168

28.	Please describe the material assumptions underlying your financial projection.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 183 of the Amendment to address this comment.

U.S. Securities & Exchange Commission

December 26, 2023

Interests of Certain Persons in the Business Combination, page 170

29.	Please expand your disclosure regarding the sponsor’s and/or its affiliates’ ownership interest in CorpAcq, including Bonnie Jonas’ indirect interest and Archimedes Advisor Group LLC’s interest via its consulting agreement with CorpAcq. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: With respect to Bonnie Jonas’s ownership interest in CorpAcq, Ms. Jonas and her spouse (who is an employee of Goldman Sachs & Co. (“Goldman”)) have a passive economic interest in certain private equity funds managed by an affiliate of Goldman that have an indirect ownership interest in CorpAcq (the “GS Funds”). Due to the passive nature of the investment in the GS Funds and the fact that the GS Funds make investments in various companies, Ms. Jonas and her spouse do not know the dollar value (or the percentage ownership) of the economic interest in CorpAcq that is attributable to the GS Funds in which Ms. Jonas and her spouse have invested. As such, we respectfully submit that Ms. Jonas and her spouse are unable to reasonably estimate the dollar value of their indirect economic interest in CorpAcq. We further note that, as disclosed in the Registration Statement, Ms. Jonas recused herself from consideration of the Business Combination and abstained from all votes of the Churchill Board relating to CorpAcq or the Business Combination.

With respect to Archimedes Advisor Group LLC, the Company respectfully advises the Staff that Archimedes Advisor Group LLC holds no ownership interest in CorpAcq. As disclosed on pages 61, 120, 189, 218, 350 of the Amendment, Archimedes Advisor Group LLC will enter into a consulting agreement with CorpAcq to act as its consultant for five years following the Closing, for a consulting fee equal to 1% of CorpAcq’s annual EBITDA, subject to a minimum fee of £1,000,000 per year. Such disclosure is included because Archimedes Advisor Group LLC is an affiliate of Messrs. Michael Klein and Mark Klein, each of whom are directors of Churchill.

Information Related to CorpAcq, page 244

30.	Please disclose your methodology for calculating your total addressable market and provide a source for your statement that the UK economy is expected to grow at a CAGR of 4.2% between 2022 and 2027.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 273 of the Amendment to address this comment.

CorpAcq’s total estimated addressable market is over 90,000 opportunities. The methodology behind this calculation takes the number of companies in CorpAcq’s target sectors (c.3.7 million) over the total number of companies in all sectors (c.5.6 million), based on data from the UK government’s Department for Business and Trade (“DBT”). This percentage (66%) is then applied to the number of companies with turnover in the range of £2 million to £50 million (147k), based on data from the UK Office for National Statistics (“ONS”). Please note that the data from the DBT and ONS has since been updated and as a result the calculations behind this methodology have also been updated, although the total addressable market of over 90,000 opportunities remains unchanged.

Please see below for the calculations:

Sector	2023
C: Manufacturing	269,400
F: Construction	883,100
G: Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	547,500
H: Transportation and Storage	348,100
M: Professional, Scientific and Technical Activities	771,300
N: Administrative and Support Service Activities	497,100
S: Other Service Activities	364,300
All industries	5,555,100
Total companies in target sectors	3,680,800
Total companies in target sectors as % of companies in all industries	66%

# of companies	2023
# of companies with turnover in the range of £2m-50m	146,835
% of registered in target sectors	66%
# of companies in CorpAcq’s target sectors	97,293

The source for the UK economy 4.2% CAGR between 2022-27 was sourced from the IMF World Economic Outlook database published April 2023. The IMF has since published an updated outlook in October 2023, in which UK GDP is expected to grow at 4.5% between 2022 and 2027. The source can be accessed on the IMF website at the following link: https://www.imf.org/en/Publications/WEO/weo-database/2023/october.

U.S. Securities & Exchange Commission

December 26, 2023

31.	We note your disclosure that the CorpAcq portfolio consists of 42 subsidiaries across industrial and commercial end-markets. Please describe the important events in the development of CorpAcq’s business, such as material acquisitions. Within each of CorpAcq’s four reportable segments, identify the material subsidiaries and for each such subsidiary describe the nature of its operations and principal activities, stating the main categories of products sold and/or services. For each material subsidiary disclose the proportion of ownership interest and, if different, the proportion of voting power held by CorpAcq. We also note the disclosure in your investor presentation and on page 246 of your proxy statement/prospectus that your top 10 subsidiaries account for less than two-thirds of total Adjusted EBITDA. Identify these top 10 subsidiaries. Provide additional information for each material subsidiary as required by Item 4 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 263-265 of the Amendment to address this comment.

32.	Please explain how CorpAcq finances its acquisitions and describe the material debt covenants in CorpAcq’s facility.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 272-73 of the Amendment to address this comment.

33.	Under Properties, please provide information regarding CorpAcq’s material tangible fixed assets, including leased properties, a description of the size and uses of the property, the products produced, and the location. Provide additional information for each material property as required by Item 4.D of Form 20-F.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 275-76 of the Amendment to address this comment.

34.	Please provide additional information about the three transactions for which you have entered into letters of intent as of September 30, 2023, including the anticipated timeline of the transactions, status of your negotiations, and whether any of the proceeds from the business combination will be used to finance these transactions.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 272-73 of the Amendment to address this comment. Due to distinct events during the diligence processes, CorpAcq ceased ongoing discussions with these three entities. CorpAcq continues to evaluate its pipeline opportunities but discussions with potential targets have been held subject to securing new acquisition finance via the earlier of (i) completion of the refinancing of the Facility, which CorpAcq is currently negotiating, or (ii) availability of proceeds from the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 283

35.	Please explain the absence of any Income Tax Expense adjustments giving effect to any expense adjustments included in the Transaction Accounting Adjustments columns of the Unaudited Pro Forma Condensed Combined Statements of Operations for the Period Ended June 30, 2023 and Year Ended December 31, 2022. We refer you to Regulation S-X Rule 11-02(b)(5)(i).

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 324 of the Amendment to address this comment.

36.	We note your disclosure on page 323 that you will enter into a consulting agreement for a consulting fee equal to 1% of the Post-Combination Company’s annual EBITDA, subject to a minimum fee of £1,000,000. Please tell us what consideration you gave to reflecting such fee within your pro forma financial information. Please refer to Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 324 of the Amendment to address this comment.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 294

37.	We refer you to adjustments F and G. Please tell us and revise to clarify how you determined that a portion of the Class C-1 and C-2 shares are liability classified and a portion are equity classified. Within your response, please reference the authoritative accounting literature relied upon.

U.S. Securities & Exchange Commission

December 26, 2023

Response: The Company determined that a portion of the Post-Combination Company Class C Shares are liability classified under IAS 32 (and IFRS 9) and a portion are equity classified under IFRS 2 based on the below assessment.

Business Combination Accounting

Based on the guidance in the IFRS Interpretations Committee (“Interpretation Committee”)’s IFRIC March 2013 Update, the listing service expense is calculated as the difference between the fair value of all the consideration issued to acquire Churchill and the identifiable net assets of Churchill.

Allocation between IAS 32 and IFRS 2

The Post-Combination Company Class C Shares are issued as part of the considerations to acquire identifiable net assets and stock exchange listing services of Churchill. Therefore, as concluded in the IASB’s ratified decision, the Company concluded that the Post-Combination Company Class C Shares shall be allocated and accounted for in accordance with IAS 32 and IFRS 2, respectively. The Post-Combination Company Class C Shares were allocated in proportion to the fair value of the identifiable net assets to the total consideration transferred.

The bifurcation of the Post-Combination Company Class C Shares between IAS 32 and IFRS 2 is supported by analogy to the Interpretation Committee’s ratified agenda decision on the accounting for newly issued warrants when the target is both the accounting and legal acquirer (IFRIC October 2022 Update, Special Purpose Acquisition Companies (SPAC): Accounting for Warrants at Acquisition). To the extent an entity issues both ordinary shares and new warrants to acquire cash and a stock exchange listing service and the SPAC warrants as not assumed as part of the acquisition, the agenda decision concluded that the new warrants need to be allocated and accounted for in accordance with IAS 32 and IFRS 2. While this does not impact the measurement of the service listing expense, it impacts the subsequent accounting for these instruments post-acquisition.

Classification of the Post-Combination Company Class C Shares subject to IAS 32 (and IFRS 9)

The Company referenced to the definition of a derivative under IFRS 9 Appendix A and determined that the Post-Combination Company Class C Shares meet the definition because (a) the value of the Post-Combination Company Class C Shares changes in response to the change in the share price of the Post-Combination Company Ordinary A1 Shares, (b) the Post-Combination Company Class C Shares only require an initial net investment that is smaller than would be required for directly obtaining the shares, and (c) the Post-Combination Company Class C Shares can be settled at a future date into Post-Combination Company Ordinary A1 Shares.

The Post-Combination Company Class C Shares may be either physically settled or net share settled at the option of the holders. IAS 32.26 states that a derivative that gives one party a choice of settlement options is required to be treated as a financial asset or a financial liability. As a result, it was determined that the Post-Combination Company Class C Shares should be accounted for as derivative financial liabilities under IAS 32 and IFRS 9.

Classification of the Post-Combination Company Class C Shares subject to IFRS 2

Share-based payment transactions in scope of IFRS 2 are evaluated under different classification guidance than that applied under IAS 32 (and IFRS 9). Under IFRS 2, share-based payment transactions are classified based on whether the entity’s obligation is to deliver its own equity instruments (equity-settled) or cash or other assets (cash-settled).

Consistent with the IFRS 2 definition of the term equity-settled share-based payment transaction, the Company determined that the Post-Combination Company Class C Shares in Scope of IFRS 2 are equity-settled because the listing services are received as consideration for the Company’s equity instruments.

Specifically related to the net settlement provision contemplated above that causes liability classification under IAS 32 (and IFRS 9), the Company determined that net share settlement would not result in liability classification under IFRS 2. This is supported by paragraphs BC106 through BC110 accompanying IFRS 2. Specifically, paragraph BC110 specifies that “The Board concluded that the requirements in IAS 32, whereby some obligations to issue equity instruments are classified as liabilities, should not be applied in the IFRS on share-based payment. The Board recognises that this creates a difference between IFRS 2 and IAS 32…”.

U.S. Securities & Exchange Commission

December 26, 2023

In addition, the Company considered other potential liability-classification triggers under IFRS 2 and determined that the Post-Combination Company Class C Shares are classified as equity-settled because the listing service related to the Post-Combination Company Class C Shares was not acquired by incurring a liability to transfer cash or other assets.

The Company has revised the disclosure on pages 317-18 of the Amendment to address this comment.

38.	We refer you to adjustment J, which uses preliminary per share values. Please revise to narratively disclose how you will derive the final per share values.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 322 and 323 of the Amendment to address this comment.

Comparative Per Share Data, page 303

39.	Please tell us your basis for presenting the combined pro forma book value per share assuming no redemptions and assuming contractual maximum redemptions for the year ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 326 and 327 of the Amendment to address this comment.

Beneficial Ownership of Post-Combination Company Securities, page 320

40.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 342-48 of the Amendment to address this comment.

Description of Post-Combination Company's Securities, page 330

41.	Please describe the material terms and clarify the material differences among each of the following:

•       Series B-1, series B-2 and series B-3 shares of BermudaCo

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 377 of the Amendment to include a cross reference to the disclosure relating to the terms of the BermudaCo Series B-1 Shares, BermudaCo Series B-2 Shares, BermudaCo Series B-3 Shares under the sections entitled “Interests of Certain Persons in the Business Combination,” “Beneficial Ownership of Post- Combination Company Securities,” “Impact of the Business Combination on Public Float” and “Related Agreements --BermudaCo ByeLaws.”

U.S. Securities & Exchange Commission

December 26, 2023

•       Post-Combination Company Ordinary A1 Shares

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 357 of the Amendment to address this comment.

•       Post-Combination Company Ordinary A2 Shares

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 357-59 of the Amendment to address this comment.

•       Post-Combination Company Ordinary A3 Shares

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 359-60 of the Amendment to address this comment.

•       Post-Combination Company B Shares

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 360-61 of the Amendment to address this comment.

•       Deferred Shares

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 264 of the Amendment to address this comment.

•       Post-Combination Company Class C-1 Shares

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 361-62 of the Amendment to address this comment.

•       Post-Combination Company Class C-2 Shares

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 362-63 of the Amendment to address this comment.

U.S. Securities & Exchange Commission

December 26, 2023

•       Churchill Class A Common Stock of the Surviving Corporation

Response: In response to the Staff's comment, the Company respectfully notes that the reference to “Churchill Class A Common Stock of the Surviving Corporation” in the Registration Statement has been changed to refer to the “Class A Common Stock of the Surviving Corporation.” The Company has revised the disclosure on page 310 to address this comment. The outstanding shares of Class A Common Stock of the Surviving Corporation will be held solely by PubCo effective as of the Merger, with all but one share of Class A Common Stock to be subsequently repurchased by the Surviving Corporation, and the remaining share of Class A Common Stock to be contributed to BermudaCo The Class A Common Stock of the Surviving Corporation differs from the Class B Common Stock of the Surviving Corporation only with respect to its class designation, and does not carry any rights beyond those provided under the Delaware General Corporation Law (the "DGCL").

•       Churchill Class B Common Stock of the Surviving Corporation

Response: In response to the Staff's comment, the Company respectfully notes that the reference to “Churchill Class B Common Stock of the Surviving Corporation” in the Registration Statement has been changed to refer to the “Class B Common Stock of the Surviving Corporation.” The Company has revised the disclosure on pages 156, 201, and 310 to address this comment. The outstanding shares of Class B Common Stock of the Surviving Corporation will be held solely by BermudaCo effective as of the Merger. The Class B Common Stock of the Surviving Corporation differs from the Class A Common Stock of the Surviving Corporation only with respect to its class designation, and does not carry any rights beyond those provided under the DGCL.

CorpAcq Holdings Limited Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Corporate information, page F-76

42.	Please revise to include the date the Consolidated Financial Statements were authorized or issue by the Board of Directors. Reference is made to paragraph 17 of IAS 10. This comment also applies to the CorpAcq Holdings Limited interim financial statements.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages F-76 and F-136 of the Amendment to address this comment.

General

43.	We note the statement in the November 2023 investor presentation on the merger between CorpAcq and Churchill that the combined company offers the opportunity to pay a regular dividend of approximately 4% at the current valuation. We also note similar statements in the filing; for example, on page 249 you state: “CorpAcq expects to pay a dividend from its first year following the Business Combination and over the longer term, target a policy of at least a 50% payout ratio of free cash flow, defined as cash flow from operations less net capital expenditure.” Please tell us the key factors and assumptions in providing a framework from which to analyze the reasonable basis for that dividend projection. In your response, address the specific statutory, regulatory and contractual limitations, and business considerations on the extent to which CorpAcq and its subsidiaries may pay dividends, make loans or otherwise provide or distribute funds to CorpAcq. Also address the CorpAcq’s exposure to increased interest rates. See Item 10(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 78, 81, 82, and 84 of the Amendment to address risks related to the Company being unable to pay dividends in certain circumstances. However, the Company respectfully notes that following the Closing, the decision to pay out any dividend will ultimately be that of the Post-Combination Company Board. However, based on the strong historical and expected future performance of CorpAcq, the intent of current key stakeholders and management is to set up a framework to provide regular dividends to the Company's shareholders. CorpAcq has a resilient business with a history of profitable growth and cash flow generation (after deducting for net capital expenditures) thereby resulting in ability to sufficiently pay out the proposed dividends. The ongoing re-financing of the Facility and the CorpAcq Preferred Redemption is expected to provide additional significant interest savings that could be used to grow the business further and help support dividend payout. CorpAcq completes acquisitions as part of its ordinary course business targeting a 20% cash return from day 1; the Company can use a portion of this new cash flow to fund potential increase in future dividends. Following the Closing, the Post-Combination Company Board will be responsible for instituting a dividend policy which is in compliance with various statutory, regulatory and contractual limitations.

U.S. Securities & Exchange Commission

December 26, 2023

CorpAcq manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. The sensitivity analysis as mentioned in Registration Statement highlights that a hypothetical 100 basis points increase in interest rates would have impacted “Finance expense” by £3.1 million and £2.8 million for the years ended December 31, 2022 and 2021, respectively. This potential interest rate risk is likely to decrease as the Company deleverages further following the Closing.

44.	We note your disclosure on pages 224 and F-69 regarding the Waiving Underwriters. Please disclose how these waivers were obtained, why the waivers were agreed to, and clarify Churchill's current relationship with the Waiving Underwriters. Describe what relationship existed between any of the Waiving Underwriters and Churchill after the close of the IPO, including any financial or merger-related advisory services conducted by any of the Waiving Underwriters. For example, clarify whether any of the Waiving Underwriters had any role in the identification or evaluation of business combination targets. Provide us with any correspondence between any of the Waiving Underwriters and Churchill or CorpAcq relating to Waived Amount. Also provide us with any engagement letters between CorpAcq and the Waiving Underwriters.

Response: The Company has revised the disclosure on pages 137-38 and 196-98 of the Amendment to describe how these waivers were obtained, why the waivers were agreed to, describe what relationship existed between any of the Waiving Underwriters and Churchill after Churchill IPO and clarify Churchill's current relationship with the Waiving Underwriters. The Company respectfully advises the Staff that following the close of the Churchill IPO neither the Company nor CorpAcq formally engaged any of the Waiving Underwriters to serve as an advisor in any capacity relating to the Business Combination and there are no engagement letters with any of the Waiving Underwriters. In response to the Staff’s request to provide the above correspondence the Company respectfully advises the Staff that it will provide the deferred underwriting fee waiver letters from the Waiving Underwriters as directed by the Staff, on a supplemental basis pursuant to Rule 418(b) as promulgated under the Securities Act of 1933, for the use of the Staff in evaluating the Company’s disclosure and requests that the Staff destroy these supplemental materials upon completion of its review.

45.	Please tell us whether any of the Waiving Underwriters were involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that such Waiving Underwriter claims no role in Churchill's business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company respectfully advises the Staff that none of BofA, Goldman Sachs or J.P. Morgan was involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying such disclosure. The Company further notes that none of BofA, Goldman Sachs or J.P. Morgan has had a role in the Business Combination and has disclaimed any responsibility for any of the disclosure in the Registration Statement, and the Company has added disclosure on pages 137-38 and 196-98 of the Amendment to clarify each Waiving Underwriter’s role in the Business Combination, and that each Waiving Underwriter claims no role in the Business Combination and has affirmatively disclaimed any responsibility for any of the disclosure in the Registration Statement.

U.S. Securities & Exchange Commission

December 26, 2023

46.	Please tell us whether you are aware of any disagreements with any of the Waiving Underwriters regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that the Waiving Underwriters were to be compensated, in part, on a deferred basis for their underwriting services in connection with the Churchill IPO and such services have already been rendered, yet the Waiving Underwriters are waiving such fees and, if applicable, disclaiming responsibility for the Form F- 4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: In response to the Staff’s comment, the Company respectfully notes that there have been no disagreements with any of BofA, Goldman Sachs or J.P. Morgan regarding the disclosure in the Registration Statement, as none of BofA, Goldman Sachs or J.P. Morgan has had any involvement with the preparation of any disclosure in the Registration Statement. The Company has revised the disclosure on pages 137-38 and 196-98 of the Amendment to address this comment.

47.	Please disclose whether any of the Waiving Underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why any of the Waiving Underwriters was waiving deferred fees, despite already completing their services, indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the Waiving Underwriters have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 196-98 of the Amendment to disclose that each of the Waiving Underwriters indicated to Churchill that they were no longer serving as underwriters in SPAC transactions, and none of the Waiving Underwriters participated in any role in the Business Combination. As a result, Churchill requested each Waiving Underwriter execute a fee waiver. None of the Waiving Underwriters provided any additional detail regarding why they agreed to waive their respective underwriting fees. The Company has also revised the risk factor disclosure on pages 137-38 of Amendment to clarify that each of BofA, Goldman Sachs and J.P. Morgan performed all its obligations under the Underwriting Agreement for the Churchill IPO to obtain its respective fee and is therefore gratuitously waiving the right to be compensated.

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, Esq. at Michael.Lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Stephen Scott
Stephen Scott
Chief Operating Officer
CorpAcq Group Plc

cc:

Michael S. Lee, Reed Smith LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP